Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Keller, Mark A.	2. Issuer Name and Ticker or Trading Symbol Rowan Companies, Inc. (RDC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Senior Vice President
(Last) (First) (Middle) 2800 Post Oak Blvd., Suite 5450	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/14/2003
(Street) Houston, Texas 77056-6127		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock**	03/14/2003		M		7,500	A	$1.00	7,500	D
**See Table II								2,400 (1)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Right to Buy (2)	$1.00	03/14/2003		M			2,500	04/23/1995	04/23/2003	Common Stock	2,500		5,000	D
Right to Buy (2)	$1.00	03/14/2003		M			2,500	04/23/1996	04/23/2003	Common Stock	2,500		2,500	D
Right to Buy (2)	$1.00	03/14/2003		M			2,500	04/23/1997	04/23/2003	Common Stock	2,500		0	D
Explanation of Responses:

(1)At February 28, 2003, the Reporting Person's Rowan Common Stock balance under the Company's 401(k) plan (a unitized fund) was as shown, such number of shares, which fluctuates, being calculated as equivalent values based upon the value of the total units divided by the corresponding closing price of the underlying Rowan Common Stock on that date.

(2)Options granted April 23, 1993 under the Rowan Companies, Inc. 1988 Restated Nonqualified Stock Option Plan, as amended (a Rule 16b-3 Plan), such options being exercisable 25% for each year from date of grant. The amount in Column 9 reflects that this particular grant has been fully exercised.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ MARK HAY*** **Signature of Reporting Person ***See Power of Attorney Attached	03/18/2003 Date
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EXHIBIT NO. 24
POWER OF ATTORNEY

For Executing Forms 3, 4 and 5

Know all by these presents, that the undersigned hereby constitutes and appoints each of E. E. Thiele and Mark Hay signing singly, his/her true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned Forms 3, 4 and 5 and in accordance with Section 16 (a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

(3)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

               The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as full to all intents and purposes as such attorney-in-fact might or could do if personally present, with fully power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or so cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day March, 2003.

/S/ Mark A. Keller
Signature

MARK A. KELLER
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